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July 14, 2014

Mr. John Dana Brown

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	El Pollo Loco Holdings, Inc.

Registration Statement on Form S-1

Filed June 24, 2014

File No. 333-197001

Dear Mr. Brown:

On behalf of El Pollo Loco Holdings, Inc. (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated July 8, 2014 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 that was filed on June 24, 2014 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold below.

Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 1 to the Registration Statement on Form S-1 (the “Revised Registration Statement”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement also includes other changes that are intended to updated, clarify and render more complete the information contained therein.

Mr. John Dana Brown

Securities and Exchange Commission

July 14, 2014

We have supplementally provided a marked copy of the Revised Registration Statement against the June 24, 2014, filing of the Registration Statement to facilitate the Staff’s review.

References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Revised Registration Statement. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

General

1.	We note your response to our prior comment 3 and reissue in part. Please revise your disclosure on pages 5 and 65 to remove the statement that you have achieved “high” cash-on-cash returns. In the alternative, please provide us with applicable statistics showing that your cash-on-cash returns are “high” for your segment of the restaurant industry.

Response:

The Company has revised the disclosure on pages 5 and 65 to make the statements aspirational.

2.	Please confirm to us that all persons depicted in the graphics are either your employees or actual customers.

Response:

The Company advises the Staff that all individuals depicted as customers or employees are in fact customers, employees or their family members, except that two of the customers depicted are hired models, and an additional customer is an employee of the photographer.

Prospectus Summary, page 1

Our Growth Strategy, page 4

3.	We note the statement on page 5 that your current new restaurant investment model “calls for” an average total cash investment of $1,360,000, net of tenant allowances, an AUV of approximately $1.8 million and a cash-on-cash return in excess of 25% in a restaurant’s third full year of operations. Please revise to clarify that such metrics and returns are aspirational and not guaranteed.

Response:

The Company has revised this language accordingly to state that these metrics are targets and that meeting them is not guaranteed.

Mr. John Dana Brown

Securities and Exchange Commission

July 14, 2014

* * *

In addition, the Company hereby acknowledges that:

•	Declaration of the effectiveness of the Registration Statement by the Commission or the Staff pursuant to delegated authority would not foreclose the Commission from taking any action with respect thereto.

•	Declaration of the effectiveness of the Registration Statement would not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures therein.

•	The Company may not assert Staff comments and any such declaration of effectiveness as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 735-4112 with any questions or comments regarding this letter.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Laurance Roberts, Chief Financial Officer, El Pollo Loco Holdings, Inc.
Marc D. Jaffee, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP

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